UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Kona Grill, Inc.

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

50047H201

(CUSIP number)

James R. Jundt

33717 North Scottsdale Road, Suite 120

Scottsdale, AZ 85266

- with copies to -

Douglas T. Holod

Maslon Edelman Borman & Brand, LLP

90 South 7th Street, Suite 3300

Minneapolis, MN 55402

(612) 672-8313

(Name, address and telephone number of person authorized to receive notices and communications)

June 25, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 50047H201	Page 2 or 5 Pages

1		NAME OF REPORTING PERSONS James R. Jundt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 747,486
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 747,486
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 747,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) See Exhibit 99.1 Excluded Shares	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER

This Amendment to Schedule 13D relates to the common stock, $.01 par value, of Kona Grill, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive offices is 7150 East Camelback Road, Suite 220, Scottsdale, AZ 85251.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by James R. Jundt.

(b) The principal residence or office of Mr. Jundt is 33717 North Scottsdale Road, Suite 120, Scottsdale, AZ 85262.

(c) Mr. Jundt is a director of the Issuer.

(d) - (e) During the last five years, Mr. Jundt has not been convicted in a criminal proceeding, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All purchases were made using personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

All of the shares of the Company owned by the Reporting Person were, at the time of their purchase, acquired for investment purposes in the ordinary course of business.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, with the recent changes to management, Mr. Jundt, as an investor, intends to review his investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and management strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of his shares or to change his intention with respect to any and all matters referred to in Item 4.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER

(a) Mr. Jundt may be deemed to beneficially own 747,486 shares, representing approximately 6.8% of the outstanding shares of Common Stock of the Issuer. The calculation of the foregoing percentage is based on a total of 8,615,667 shares of Common Stock outstanding on June 19, 2014, plus approximately 2,345,000 shares issued pursuant to the offering of Common Stock on June 25, 2014.

(b) Mr. Jundt has sole voting and dispositive power with respect to 747,486 shares of the Common Stock (including 50,875 shares issuable upon exercise of stock options which are currently exercisable or exercisable within 60 days).

(c) TRANSACTIONS WITHIN THE LAST 60 DAYS OR SINCE THE LAST FILING.

On June 25, 2014, Mr. Jundt sold 62,000 shares at $17.575 pursuant to a prospectus dated June 19, 2014.

(d)     Not applicable.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER

        None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         99.1     Excluded Shares

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2014

/s/ James R. Jundt
JAMES R. JUNDT

Exhibit 99.1

Excluded Shares

Joann Jundt, the Reporting Person’s spouse, owns the following shares:

Joann Jundt, directly – 1,280

Joann Jundt (held in a self directed IRA) – 7,355

Also, Mrs. Jundt is the Trustee of a trust for the benefit of the Jundt’s adult children. This trust may be deemed to beneficially own approximately 152,689 shares. The trust beneficially holds 1.4% of the outstanding shares. Mrs. Jundt has sole voting and dispositive power over these shares.

Mr. Jundt disclaims beneficial ownership over the shares held by Joann Jundt, either individually or in her IRA, and any shares held in the Trust.

This information is provided here for information only and these shares are not deemed to be beneficially owned by the Reporting Person, nor is it any indication that the Reporting Person and Mrs. Jundt are operating as a group, as defined in Section 13(d)(3) of the Exchange Act.